EXHIBIT 20
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                                                  FOR IMMEDIATE RELEASE
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                PEARLMAN ANNOUNCES PLANS TO RETIRE;

               MOSCHNER TO BE ELECTED CHIEF EXECUTIVE

GLENVIEW, Ill., Feb. 23, 1995 -- Jerry K. Pearlman, chairman and chief executive officer (CEO) of Zenith Electronics Corporation, today announced that he plans to retire at the end of 1995.
        To facilitate a smooth transition, Zenith's Board of Directors plans to elect Albin F. Moschner as CEO after the company's April 25 annual meeting. Moschner will continue as president, while Pearlman continues as chairman through 1995.
        "Al has been instrumental in the progress we have made toward returning the company to profitability," Pearlman said. "While much remains to be done, I'm confident of Al's ability to lead the company forward. With the digital era just ahead, I feel that, after a dozen years as CEO, this is the best time to turn over the reins to the next generation of leadership.
        "Having a highly qualified successor in place allows me to step aside and increase my commitment to a numberof charitable and civic interests and outside corporate boards. I also look forward to catching up on some long-overdue personal time. All of these interests have been restricted by the demands of the recent past at Zenith."
        "I have committed to remain as chairman until year-end to assist Al as he takes on his new responsibilities. I also have agreed to continue to represent the company in its efforts to get HDTV standards established and products into the market, and to stay active in certain strategic relationships. These activities may well extend beyond the end of the year," Pearlman said.
        Moschner, 42, has been Zenith president and chief operating officer
(COO) since August 1993. He joined Zenith in October 1991 as senior vice president of operations, and has been a member of Zenith's board of directors since April 1992. Prior to joining Zenith, Moschner was COO for Tricord Systems Inc. and for ETA Systems. Previously, he held key engineering and manufacturing positions at IBM.
         Pearlman, 55, has been Zenith's chief executive officer since July 1983 and chairman since April 1984. Throughout his 23-year Zenith career, he held a variety of key senior positions, including senior vice president of finance and strategic planning. Prior to being named CEO, he served as the senior executive responsible for Zenith's personal computer business, which was sold in 1989.

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